Exhibit 12
F.N.B. Corporation and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
Dollars in thousands

	Nine Months
	Ended September 30				Year Ended December 31
	2008		2007		2007		2006		2005		2004		2003
Earnings:
Income from continuing operations before income taxes	$75,923		$73,943		$98,139		$97,186		$77,105		$89,332		$36,004
Fixed charges, excluding interest on deposits	36,407		38,369		51,510		48,839		44,468		33,523		31,313

Subtotal	112,330		112,312		149,649		146,025		121,573		122,855		67,317
Interest on deposits	84,190		93,686		124,276		106,679		66,112		52,400		57,710

Total	$196,520		$205,998		$273,925		$252,704		$187,685		$175,255		$125,027

Fixed charges:
Interest on borrowed funds	$35,006		$36,943		$49,777		$46,906		$42,668		$31,990		$29,280
Interest component of rental expense	1,401		1,426		1,733		1,933		1,800		1,533		2,033

Subtotal	36,407		38,369		51,510		48,839		44,468		33,523		31,313
Interest on deposits	84,190		93,686		124,276		106,679		66,112		52,400		57,710

Total	$120,597		$132,055		$175,786		$155,518		$110,580		$85,923		$89,023

Ratio of earnings to fixed charges:
Excluding interest on deposits	3.09	x	2.93	x	2.91	x	2.99	x	2.73	x	3.66	x	2.15	x
Including interest on deposits	1.63	x	1.56	x	1.56	x	1.62	x	1.70	x	2.04	x	1.40	x